                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                         NEWMONT MINING CORPORATION
                               (Name of Issuer)

                           Common Stock $1.60 Par Value
                        (Title of Class of Securities)

                                   651639106
                                (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                              65 East 55th Street
                           New York, New York 10022
                               (212) 872-1000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 31, 1994
                     (Date of Event which Requires Filing
                         of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Continued on following pages(s)
                              Page 1 of 17 Pages
                            Exhibit Index:  Page 16

                                 SCHEDULE 13D

CUSIP No. 651639106                                         Page 2 of 17 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          GEORGE SOROS (doing business as SOROS FUND MANAGEMENT)

2    Check the Appropriate Box If a Member of a Group*
                                        a. /x/
                                        b. / /

3    SEC Use Only

4    Source of Funds*

          AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6    Citizenship or Place of Organization

               UNITED STATES

               7    Sole Voting Power
Number of                  0
 Shares
Beneficially   8    Shared Voting Power
 Owned By                10,571,997
  Each
 Reporting     9    Sole Dispositive Power
  Person                 10,560,733
  With
              10    Shared Dispositive Power
                            11,264

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                         10,571,997

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*/x/

13   Percent of Class Represented by Amount in Row (11)

                              12.30%

14   Type of Reporting Person*

     IA; IN

                                 SCHEDULE 13D

CUSIP No. 651639106                                         Page 3 of 17 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                   DUQUESNE CAPITAL MANAGEMENT INCORPORATED

2    Check the Appropriate Box If a Member of a Group*
                                        a. /x/
                                        b. / /

3    SEC Use Only

4    Source of Funds*

               00

5 Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6    Citizenship or Place of Organization

          PENNSYLVANIA

               7    Sole Voting Power
Number of                    0
 Shares
Beneficially   8    Shared Voting Power
 Owned By                    0
  Each
 Reporting     9    Sole Dispositive Power
  Person                     0
  With
              10    Shared Dispositive Power
                             0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                             0

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*/x/

13   Percent of Class Represented by Amount in Row (11)

                              0%

14   Type of Reporting Person*

     IA; CO

                                 SCHEDULE 13D

CUSIP No. 651639106                                         Page 4 of 17 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification NO. of Above Person

                           STANLEY F. DRUCKENMILLER

2    Check the Appropriate Box If a Member of a Group*
                                        a. /x/
                                        b. / /

3    SEC Use Only

4    Source of Funds*

               00

5 Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6    Citizenship or Place of Organization

               UNITED STATES

               7    Sole Voting Power
Number of                   840,595
 Shares
Beneficially   8    Shared Voting Power
 Owned By                    0
  Each
 Reporting     9    Sole Dispositive Power
  Person                 1,301,143
  With
              10    Shared Dispositive Power
                             0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                         1,301,143

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*/x/

13   Percent of Class Represented by Amount in Row (11)

                              1.52%

14   Type of Reporting Person*

     IN

Item 1.   Security and Issuer.

This Amendment No. 2 to Schedule 13D relates to shares (the "Shares") of Common Stock, $1.60 par value, of Newmont Mining Corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1700 Lincoln Street, Denver, Colorado 80203. This Amendment No. 2 to Schedule 13D is being filed by the Reporting Persons to report that Duquesne Capital Management Incorporated ("Duquesne") is no longer the beneficial owner of any of the outstanding Shares as a consequence of Priority Investment Management, Incorporated ("Priority"), a corporation controlled by Mr. Stanley F. Druckenmiller, one of the Reporting Persons, succeeding to Duquesne's investment management business. The Initial Statement on Schedule 13D dated April 30, 1993 (the "Initial Statement") as amended by Amendment No. 1 to
Schedule 13D dated May 10, 1993 is hereby amended and restated in its entirety as follows:

Item 2.   Identity and Background.

This statement is filed on behalf of:

(i) Mr. George Soros in his capacity as sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM");

(ii)      Duquesne; and

(iii) Mr. Stanley F. Druckenmiller, in his capacity as the chief executive officer, director and the principal stockholder of Duquesne and Priority

(the "Reporting Persons"). The statement relates to Shares acquired (a) at the direction of SFM for the accounts of three of its clients who have granted investment discretion to SFM pursuant to separate investment advisory contracts (the "SFM Clients") and (b) at the direction of Duquesne for the accounts of certain of its clients who granted investment discretion to Duquesne pursuant to separate investment advisory contracts (the "Duquesne Clients"). Priority , a registered investment adviser controlled by Mr. Druckenmiller, has succeeded to the investment management business of Duquesne, and in connection therewith the Shares formerly held for the accounts of the Duquesne Clients were transferred on or about January 31, 1994 (the "Transfer Date") to corresponding discretionary asset management accounts of Priority (the "Priority Clients").

                             The Reporting Persons

SFM and Mr. Soros

SFM is a sole proprietorship of which Mr. Soros is the sole proprietor. It has its principal office at 888 Seventh Avenue, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager or asset manager to several foreign investment companies, including the SFM Clients. SFM's contracts with its clients generally provide that SFM is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisers who manage separate portfolios on behalf of the client; and for allocating and re-allocating the client's assets among them and itself. The principal occupation of Mr. Soros, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Duquesne and Mr. Druckenmiller

Duquesne is a Pennsylvania corporation of which Mr. Druckenmiller is the chief executive officer, a director and the principal stockholder. It has its principal business office at 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241. Until Priority succeeded to its asset management business, its principal business was to serve, pursuant to contract, as a discretionary investment adviser to institutional and individual clients, including the Duquesne Clients. At present, Duquesne provides administrative services to Priority and its clients. The principal occupation of Mr. Druckenmiller, a U.S. citizen, is that of a Managing Director of SFM, which he carries out at SFM's office. Information concerning the identity and background of the other directors and executive officers of Duquesne is set forth in Annex B hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which any of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws.

Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a "beneficial owner" of securities, including the Shares, held for the respective accounts of the SFM Clients as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities. For the same reason, Priority, together with Mr. Druckenmiller as the person ultimately in control of Priority, may be deemed "beneficial owners" of securities, including the Shares, held for the respective accounts of the Priority Clients, as a result of the contractual authority of Priority to exercise investment discretion with respect to such securities. As a result of the assumption by Priority on the Transfer Date of investment management authority over the Shares formerly held by the Duquesne Clients, Duquesne is no longer deemed a "beneficial owner" of any Shares.

Item 3.   Source and Amount of Funds or Other Consideration.

The SFM Clients expended an aggregate of $267,612,500 to purchase the 6,775,000 Shares that they acquired at a price of $39.50 per Share on April 30, 1993 pursuant to the separate stock purchase agreements, dated as of April 23, 1994, among each of the SFM Clients and DIA Holdings (Overseas) B.V. and Holdgold, Inc., respectively (the "Initial Stock Purchase Agreements"). One of the SFM Clients, Quota Fund N.V. ("Quota"), obtained approximately $36,000,000 of the funds required for this purpose through an unsecured loan extended to it by another of the SFM Clients, Quantum Fund N.V. ("Quantum"), pursuant to pre-existing arrangements. Another of the SFM Clients, Quasar International Partners C.V. ("Quasar"), expended $416,825 to purchase the 8,200 Depositary Shares, each representing one-half of one share of the Issuer's convertible preferred stock, par value $5.50 per Share (the "Depositary Shares"), that are reported herein as being held for its account. The SFM Clients expended an aggregate of $80,580,000 to purchase the 2,040,000 Shares that they acquired at a price of $39.50 per Share on May 10, 1993 pursuant to the terms of separate stock purchase agreements, dated as of April 26, 1993, among each of the SFM Clients and DIA Holdings (Overseas) B.V. and RIT Capital Partners plc, respectively (the "Supplemental Stock Purchase Agreements"). The SFM Clients regularly effect purchases of securities through margin accounts maintained for them with various broker-dealers which extend margin credit to the SFM Clients as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in all of these margin accounts, including Depositary Shares presently held by Quasar in its margin account at Arnhold and S. Bleichroeder, Inc., are pledged as collateral security for the repayment of debit balances in the accounts. The SFM Clients deposited the Shares acquired pursuant to the Initial Stock Purchase Agreements and the Supplemental Stock Purchase Agreements in their margin accounts maintained at Arnhold and S. Bleichroeder, Inc.

The Duquesne Clients expended an aggregate of $46,807,500 to purchase the 1,185,000 Shares at a price of $39.50 per Share that they acquired on May 10, 1993 pursuant to the terms of the Supplemental Stock Purchase Agreements. The Priority Clients regularly effect purchases of securities through margin accounts maintained for them with various broker-dealers which extend margin credit to them as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in all of these margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The Shares acquired by the Duquesne Clients pursuant to the Supplemental Stock Purchase Agreements were originally deposited in their margin accounts maintained at Goldman, Sachs & Co. and as of the Transfer Date have been deposited in margin accounts at that firm for the Priority Clients.

Item 4.   Purpose of Transaction.

All of the Shares acquired by the SFM Clients pursuant to the Initial Stock Purchase Agreements and Supplemental Stock Purchase Agreements or previously held by them, and all of the Shares acquired by the Duquesne Clients pursuant to the Supplemental Stock Purchase Agreements and now held by the Priority Clients, have been acquired for portfolio investment purposes, and none of the persons identified in response to Item 2 has any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Such persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.

          (a) After taking into account the Issuer's 1.2481 to one stock split on its Shares paid as a stock dividend on April 21, 1994 to stockholders of record as of March 31, 1994 ("Split"), the aggregate number of Shares of which Mr. Soros is considered a beneficial owner pursuant to Section 13(d) of the Exchange Act and regulations promulgated thereunder is 10,571,997 (approximately 12.30% of the total number of Shares outstanding and that would be outstanding upon conversion of the 8,200 Depositary Shares held by Quasar). This number consists of:

(i)       10,560,733 Shares presently owned by the SFM Clients; and

(ii) 11,264 Shares Quasar has the right to acquire upon conversion of 8,200 Depositary Shares presently owned by that SFM Client.

Duquesne is no longer considered the beneficial owner of any Shares. The aggregate number of Shares of which Priority and Mr. Druckenmiller are considered the beneficial owners pursuant to Section 13(d) of the Exchange Act and the regulations promulgated thereunder is 1,301,143 (post-Split) Shares (approximately 1.52% of the total number of Shares outstanding pursuant to the Issuer's Form 10-K for the fiscal year ended December 31, 1993).

The filing of this statement on a joint basis by Mr. Soros, Duquesne and Mr. Druckenmiller shall not be construed as an admission that Mr. Soros is the beneficial owner of any Shares held or to be held for the accounts of the Priority Clients nor that Duquesne and Mr. Druckenmiller are the beneficial owners of any Shares held or to be held for the accounts of the SFM Clients.

          (b) The sole power to direct the disposition of 10,560,733 (post-Split) of the Shares presently owned by the SFM Clients is held by SFM. The authority to vote such Shares is shared by SFM with the SFM Clients, acting through their respective corporate officers, but it is anticipated that, if exercised, such voting power would be exercised in accordance with recommendations given by SFM.

SFM shares the power to direct the disposition of the 8,200 Depositary Shares held by Quasar with D. Nolan Management Company, Inc. ("Nolan"). The authority to vote these securities is shared by SFM and the respective portfolio managers with Quasar, acting through the corporate officers of Quasar's managing general partner, but it is anticipated that, if exercised, such voting power would be exercised in accordance with recommendations given by Nolan or SFM.

The sole power to direct the disposition of 1,301,143 (post-Split) of the Shares presently owned by the Priority Clients is held by Priority. The sole authority to vote such Shares is held by the Priority Clients, except as to 840,595 (post-Split) Shares over which Priority has sole voting authority.

Nolan is a Delaware corporation which carries on its principal business as an investment adviser at the address of its principal office, 245 Park Avenue, New York, New York 10167. Nolan provides investment advice with respect to a portion of the assets of Quasar pursuant to contract.

Priority is a Florida corporation which carries on its principal business at the address of its principal office, 603 Village Boulevard, Suite 210, West Palm Beach, Florida 33409. Priority is a registered investment adviser and provides investment advice to the Priority Clients pursuant to contract.

During the past five years, neither Nolan nor Priority has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

          (c) A schedule identifying all transactions not described in Item 3 above involving Shares effected by the persons named in response to Item 5(a) since November 30, 1993 (the date 60 days prior to the date of the event requiring the filing of this Amendment No. 2 to Schedule 13D) is included as Annex C hereto, which is incorporated by reference in response to this Item 5(c). All of these transactions were executed in conventional brokerage transactions on the New York Stock Exchange. In addition to the transactions reflected on Annex C attached hereto, an aggregate of 50,110 (post-Split) Shares are no longer beneficially owned by Mr. Druckenmiller as a result of the termination of certain investment management account agreements with Duquesne or Priority. Also, as indicated on Annex C, the transactions in Shares for the account of Quasar were executed at the direction of Essex Investment Management Company, Inc. ("Essex"). Essex provides investment advice with respect to a portion of Quasar's assets pursuant to contract. As of the date hereof, Essex has disposed of the Shares it previously owned and consequently does not exercise any voting or dispositive power with respect to any Shares held for the accounts of any persons named in response to Item 5(a).

          (d) The shareholders of Quantum and Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held for their respective accounts (including the Shares) in accordance with their share ownership interests in Quantum and Quota. The partners of Quasar have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Quasar (including the Shares) in accordance with their partnership interests in Quasar.

The Priority Clients have the right to the receipt of dividends from, or proceeds from the sale of, securities (including the Shares) held for their respective accounts in accordance with their investment advisory contracts with Priority.

          (e) As described more fully in Item 2 herein, Duquesne ceased to be deemed the beneficial owner of any of the outstanding Shares as of the Transfer Date.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The sellers pursuant to the Initial Stock Purchase Agreements and the Supplemental Stock Purchase Agreements are parties to an agreement with the Issuer dated as of December 7, 1990 (the "1990 Agreement") that, among other things, affords to the Issuer a right of first refusal in connection with a proposed sale of Shares by the parties to the 1990 Agreement, if the proposed purchasers are or, as a result of the proposed sale transactions, such purchasers would become the beneficial owners of more than a specified percentage of the Issuer's voting securities. Under these circumstances, the 1990 Agreement also restricts the right of the parties other than the Issuer to consummate such a sale unless the purchasers become parties to the 1990 Agreement.

Simultaneously with the closing of the purchases pursuant to the Supplemental Stock Purchase Agreements, SFM, Mr. Soros, each of the SFM Clients, Duquesne and Mr. Druckenmiller entered into a Standstill Agreement dated as of May 10, 1993 (the "Standstill Agreement") which contains the following provisions:

          (a) such persons shall not vote any Shares held by them in favor of any nominee for election as a director of the Issuer other than the nominees recommended by the board of directors of the Issuer;

          (b) they shall not solicit proxies, or become a participant in any solicitation of proxies, with respect to election of directors of the Issuer in opposition to the nominees recommended by the Issuer's board of directors;

          (c) they will not purchase any additional voting securities of the Issuer after the closing of the Supplemental Stock Purchase Agreements, other than from persons who are subject to the 1990 Agreement;

          (d) they will not knowingly transfer any voting securities of the Issuer to any person that is, or would thereby become, the beneficial owner of more than 9.9% of the Issuer's outstanding voting securities (other than a person already bound by the Standstill Agreement or the 1990 Agreement, or a person making a tender offer for the Issuer's Shares that satisfies certain conditions) unless the transferee agrees to become a party to the Standstill Agreement; and

          (e) in the event they purchase any additional voting securities of the Issuer from any person bound by the 1990 Agreement, then any subsequent sale of voting securities (other than in certain enumerated categories of transactions) will be subject to a right of first refusal in favor of the Issuer whereby the Issuer has the right to acquire any voting securities proposed to be sold to a third party on the same terms as the securities are being offered to the third party.

By letter dated December 29, 1993 (a copy of which is attached hereto as Exhibit F), Mr. Druckenmiller agreed to cause Duquesne Fund, L.P. (for which Priority acts as general partner) to vote its Shares in the same manner as the original parties to the Standstill Agreement.

Item 7.   Material to Be Filed as Exhibits.

          A. Letter, dated December 29, 1993, from Mr. Stanley F. Druckenmiller to Newmont Mining Corporation.

                                  SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    April 28, 1994

                         GEORGE SOROS


                         By:  /s/Sean C. Warren
                              Sean C. Warren
                              Attorney-in-Fact


                         DUQUESNE CAPITAL MANAGEMENT INCORPORATED


                         By:  /s/Michael A. Shay, CFA
                              Michael A. Shay, CFA
                              Vice President



                         /s/Stanley F. Druckenmiller
                         STANLEY F. DRUCKENMILLER

                                    ANNEX A

          The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                         Scott K. H. Bessent
                         Walter Burlock
                         Stanley F. Druckenmiller
                         Arminio Fraga
                         Gary Gladstein
                         Robert Johnson
                         Donald H. Krueger
                         Elizabeth Larson
                         Gerard Manolovici
                         Gabriel S. Nechamkin
                         Steven Okin
                         Dale Precoda
                         Robert Raiff
                         Lief Rosenblatt
                         Mark D. Sonnino
                         Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violations with respect to such laws.

                                    ANNEX B
                       DUQUESNE CAPITAL MANAGEMENT INC.


NAME/TITLE                OCCUPATION              BUSINESS/ADDRESS

Stanley F. Druckenmiller  Investment Adviser      Soros Fund Management
                          (Managing Director      888 Seventh Avenue
                          of SFM); President      New York, NY 10106
                          of Priority

Addison Fischer           President               20 Fourteenth Avenue South
Director                  Fisher International    Naples, Florida 33940
                                                  (Residence)

Wesley C. Adams           Retired                 1933 Lunar Lane
Director                  Sr. Vice President      Wilmington, NC 28403
                          Hillman Co.             (Residence)

Michael A. Shay           Vice President of       Duquesne Capital
Vice President            Duquesne                Management Inc.
                                                  2579 Washington Road,
                                                  Suite 322
                                                  Pittsburgh, PA 15241

Michael A. Huczko         Assistant Vice          Duquesne Capital
Vice President            President of Duquesne;  Management Inc.
                          Vice President of       2579 Washington Road,
                          Priority                Suite 322
                                                  Pittsburgh, PA 15241




During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violations with respect to such laws.

                                    ANNEX C

           TRANSACTIONS IN COMMON STOCK OF NEWMONT MINING CORPORATION

Date of                        Nature of        Number of       Price per
Transaction     Party          Transaction      Shares(1)         Share ($)

12/08/93        Duquesne(2)      Sale              12,500         56.000

12/08/93        SFM(3)           Sale              12,500         55.938

12/09/93        SFM(3)           Sale              23,750         55.958

12/09/93        Duquesne(2)      Sale              23,750         56.020

12/10/93        SFM(3)           Sale              12,500         56.563

12/10/93        Duquesne(2)      Sale              12,500         56.625

12/13/93        Duquesne(2)      Sale               3,900         57.750

12/13/93        SFM(3)           Sale               3,900         57.688

12/14/94        SFM(3)           Sale               2,350         57.813

12/14/93        Duquesne(2)      Sale               2,350         57.875

12/21/93        SFM(4)           Sale               2,400         56.328

12/21/93        SFM(4)           Sale               1,800         56.326

12/21/93        SFM(4)           Sale               2,200         56.328

12/21/93        SFM(4)           Sale               2,600         56.327

12/21/93        SFM(4)           Sale               2,600         56.325
















____________________

1 Does not take into account the Issuer's 1.2481 to one stock split on its Shares paid as a stock dividend on April 21, 1994 to stockholders of record as of March 31, 1994.

2 These transactions were effected for the accounts of Duquesne Clients.

3 These transactions were effected for the account of Quota Fund N.V.

4 These transactions were effected for the account of Quasar International Partners C.V. by Essex Investment Management Company, Inc.

                               INDEX OF EXHIBITS

EXHIBIT                                                                   PAGE


A Power of Attorney, dated December 11, 1991, granted by Mr. George Soros in favor of Mr. Sean C. Warren(1)

B       Joint Filing Agreement pursuant to Rule 13d-1(f)(1)
        among Mr. Soros, Duquesne and Mr. Druckenmiller(1)

C.1     Supplemental Stock Purchase Agreement dated as of
        April 26, 1993 between Quantum and DIA Holdings
        (Overseas) B.V.(1)

C.2     Supplemental Stock Purchase Agreement dated as of
        April 26, 1993 between the Duquesne Clients and DIA
        Holdings (Overseas) B.V.(1)

C.3     Schedule of Omitted Agreements(1)

D Interim Agreement dated as of April 30, 1993 among the Issuer, SFM and the SFM Clients(1)

E Standstill Agreement dated as of May 10, 1993 among the Issuer, SFM, Mr. Soros, the SFM Clients, Duquesne and Mr. Druckenmiller(2)

F       Letter, dated December 29, 1993, from Mr. Stanley F.
        Druckenmiller to Newmont Mining Corporation                     17




























____________________

1 These exhibits were filed with the Initial Statement on Schedule 13D dated April 30, 1993, and are incorporated herein by reference thereto.

2 This exhibit was filed with Amendment No. 1 to the Schedule 13D dated May 10, 1994 and is incorporated herein by reference thereto.